CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in Eurasian Minerals Inc.’s Annual Report on Form 20-F for the year ended December 31, 2015 of our report dated March 30, 2016 relating to the consolidated financial statements which appears in this Annual Report.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Professional Accountants

March 30, 2016